UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Zhangmen Education Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98955H200**

(CUSIP Number)

November 16, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”). CUSIP number 98955H200 has been assigned to the American Depositary Shares (“ADSs”) of Zhangmen Education Inc. (the “Issuer”). Each ADS represents seventy-two (72) Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 2 of 6

1.	Names of Reporting Persons Yi Zhang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person IN

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 3 of 6

1.	Names of Reporting Persons Ultimate Vitor II Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power\ 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person CO

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 4 of 6

Item 1(a).	Name of Issuer:

Zhangmen Education Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No.1666 North Sichuan Road, Hongkou District, Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Yi Zhang; and Ultimate Vitor II Holdings Limited. (Each a “Reporting Person”, or collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Principal business office of Yi Zhang:

No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China

Registered office of Ultimate Vitor II Holdings Limited:

Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Yi Zhang ⸻⸻ People’s Republic of China Ultimate Vitor II Holdings Limited ⸻⸻ British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98955H200 has been assigned to the ADSs of the Issuer. Each ADS represents seventy-two (72) Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 5 of 6

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)     Amount beneficially owned: 0

(b)    Percent of class: 0%

(c)     Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023

Yi Zhang

By:	/s/ Yi Zhang
Name: Yi Zhang

Ultimate Vitor II Holdings Limited

By:	/s/ Yi Zhang
Name: Yi Zhang
Title: Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement